Mail Stop 4561

January 18, 2008

By U.S. Mail and facsimile to (414) 423-2291.

Henry Karbiner Jr.
President, CEO and CFO
Tri City Bancshares Corporation
6400 South 27th Street
Oak Creek, WI 53154

> **Re:** **Tri City Bancshares Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 000-09785**

Dear Mr. Karbiner:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Rebekah Blakeley Moore
Senior Accountant